EXHIBIT 99.1

Pengrowth Energy Corporation Announces Transaction With Cona Resources Ltd.

CALGARY, Alberta, Nov. 01, 2019 (GLOBE NEWSWIRE) --  Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF) today announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cona Resources Ltd. (the “Purchaser”), a portfolio company of Waterous Energy Fund, pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Company’s credit facility (the “Credit Facility”) and secured notes (the “Secured Notes”, and together with the Credit Facility, the “Secured Debt”) and acquire all of the outstanding common shares for cash consideration of CDN $0.05 per share and a potential Contingent Value Payment (as defined below) for each Pengrowth Share (the “Share Consideration”).  The proposed transaction (the “Transaction”) is to be completed by way of plan of arrangement under the Business Corporations Act (Alberta).

Speaking on behalf of Pengrowth’s Board of Directors, Chairman Kel Johnston noted: “As a result of the significant decline in oil prices in 2014, which followed on the heels of the largest capital project in Pengrowth’s history at Lindbergh, the Company took immediate steps to shore up the Company’s balance sheet by selling assets to pay down $1.2 billion of debt. Further efforts were undertaken in 2018 to market an additional overriding royalty on the Lindbergh asset and to secure high yield debt to replace the current outstanding Secured Debt. Both funding initiatives proved unsuccessful. The extreme volatility in the price of Western Canadian oil in the fall of 2018, coupled with an uncertain political and regulatory environment, has led to a severe funding crisis in the Canadian energy capital markets which impeded the Company’s ability to achieve a funding solution.”

Pete Sametz, President and CEO of Pengrowth, continued: “With the inability to raise capital to fund our ongoing business, Pengrowth commenced a strategic review process in the first quarter of 2019 with the main alternatives being to source alternative forms of financing, to negotiate an amendment and extension to the Secured Debt or to pursue a transaction to merge or sell the company that would provide value to all stakeholders. With continued lacklustre oil pricing and increased political and regulatory uncertainty, our ability to achieve an amendment and extension agreement proved increasingly difficult and dilutive to shareholders. As a result, Pengrowth’s Board of Directors has determined that the best available alternative for the Company and its stakeholders is to pursue and support a consensual sale transaction that, in addition to repaying the Secured Debt, would also provide some measure of value for our shareholders and other stakeholders. Despite the discount this transaction represents to Pengrowth’s recent trading price, we strongly recommend our stakeholders support the Arrangement Agreement as it represents the most attractive alternative for all stakeholders given the current environment where there is essentially no access to capital for the Company or participants in the Canadian oil and gas industry, in general.”

The aggregate value of the Transaction, including the repayment of the Secured Debt and the assumption of the Transaction costs by the Purchaser, is approximately $740 million.  As part of the consideration to be received by Pengrowth shareholders, each shareholder will be eligible to receive their pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter (a “Contingent Value Payment”).

THE ARRANGEMENT AGREEMENT AND APPROVALS

Under the Transaction, the Purchaser will acquire all of the outstanding common shares of Pengrowth in exchange for the Share Consideration.  The lenders and noteholders (collectively the “Secured Debtholders”) will receive an aggregate cash payment equal to the aggregate principal amount owing under the Secured Debt up to closing of the Transaction, plus accrued and unpaid interest to the date of the Arrangement Agreement. The Secured Debtholders will also be entitled to accrued interest on the Secured Debt for the period from and after January 1, 2020 in the event the Transaction does not close by December 31, 2019. The total consideration being offered to Secured Debtholders represents a discount on the aggregate amount owing to the Secured Debtholders. The consideration paid to Secured Debtholders will be allocated pro rata amongst individual holders pursuant to the intercreditor agreement between the Secured Debtholders.

The Company will seek approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders at special meetings expected to be held on or about December 18, 2019 (the “Special Meetings”). The Transaction will require the approval of (a) 66 % of the votes cast by the shareholders present in person or by proxy at the Special Meeting of shareholders, and (b) a majority of Secured Debtholders in number holding not less than 66 % of the Secured Debt voting together in a single class at the Special Meeting of Secured Debtholders.

The Transaction is subject to various closing conditions, including receipt of Court approval, the required Pengrowth stakeholder approvals at the Special Meetings and certain regulatory approvals, including Competition Act (Canada) approval.

The Arrangement Agreement contains customary representations and warranties of each party and interim operational covenants of Pengrowth.  The Arrangement Agreement also provides for, among other things, customary board support and non-solicitation covenants, subject to a “fiduciary out” for unsolicited “superior proposals” in favor of Pengrowth and a provision for the right to match superior proposals in favor of the Purchaser.

The Arrangement Agreement provides for a mutual non-completion fee of $45 million payable in the event that the Transaction is not completed or is terminated by either party in certain circumstances, including if Pengrowth enters into an agreement with respect to a superior proposal or if the Pengrowth Board withdraws or modifies its recommendation with respect to the proposed Transaction.

All of the directors and executive officers of Pengrowth have entered into support agreements and agreed to vote in favor of the Transaction, subject to the provisions of such support agreements.  Pengrowth is seeking to enter into support agreements with the Secured Debtholders pursuant to which the Secured Debtholders agree to support and vote in favour of the Transaction and deliver such consents as may be necessary in connection with completion of the Transaction.

In the event that Pengrowth fails to receive the requisite approvals and consents of its stakeholders required to effect the Transaction, Pengrowth may seek to implement an alternative transaction with the Purchaser (an “Alternative Transaction”) In the event of an Alternative Transaction, there is no expectation that Pengrowth shareholders will receive any consideration in exchange for their Shares and Shareholders are therefore encouraged to vote in favor of the Transaction.

Further details with respect to the Transaction will be included in the information circular to be mailed to Pengrowth shareholders and Secured Debtholders in connection with the Special Meetings.  The Special Meetings are expected to be held on or around December 18, 2019, with closing of the Transaction to occur thereafter upon satisfaction of all conditions precedent. Closing is currently anticipated to occur in late December 2019. A copy of the Arrangement Agreement and the information circular will be filed on Pengrowth’s SEDAR profile and will be available for viewing on www.sedar.com.

RECOMMENDATION OF THE PENGROWTH BOARD

After reviewing Pengrowth’s current circumstances and strategic options and alternatives, consulting with the Company’s financial and legal advisors, and considering the Fairness Opinion, the Pengrowth Board has unanimously: (i) determined that the Transaction is in the best interests of Pengrowth and its stakeholders; (ii) resolved to recommend that Pengrowth shareholders and Secured Debtholders vote in favor of the Transaction; and (iii) determined that the consideration to be received by Pengrowth shareholders and Secured Debtholders is fair to those stakeholders.

EXTENSION OF CREDIT FACILITY

Pengrowth also announced today that it has reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019.  The Company’s Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019.  The extension of the maturity to November 29, 2019 was supported by 100% of the lenders in Pengrowth’s banking syndicate.

Pengrowth previously obtained a 30-day extension of the maturity date under its near term Secured Notes, which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of such Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders. The Company is in discussions with its Secured Debtholders regarding the further extension of maturity dates under the Secured Debt pending the completion of the Transaction.

BACKGROUND TO THE TRANSACTION

On March 5, 2019, the board of directors of Pengrowth (the “Pengrowth Board”) commenced a formal process to explore and develop strategic alternatives (the “Strategic Review”) with a view to strengthening the Company’s balance sheet and maximizing enterprise value. Throughout the Strategic Review process, with the assistance of its legal and financial advisors, the Company explored a comprehensive range of strategic and transaction alternatives including a sale, merger or other business combination; a disposition of all or certain assets of the Company; recapitalization and refinancing opportunities; sourcing new financing and equity capital; amendment and extension transactions in respect of the Secured Debt; along with other alternatives to improve the Company’s financial position and maximize value.

Following an extensive review of strategic options and alternatives and negotiations with Pengrowth’s Secured Debtholders and other key stakeholders, the Pengrowth Board and management team have determined that the Transaction is the best available alternative to address the Company’s Secured Debt maturities and maximize value for stakeholders.

FINANCIAL ADVISORS

Tudor, Pickering, Holt & Co. (“TPH”) and Perella Weinberg Partners LP acted as financial advisors to Pengrowth in connection with the Strategic Review and the Transaction, and TPH has provided its fairness opinion that, as at the date of the Arrangement Agreement, the consideration to be received by Pengrowth shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pengrowth shareholders (the "Fairness Opinion").

ABOUT PENGROWTH ENERGY CORPORATION (TSX:PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Transaction and the anticipated timing of closing; mailing of the information circular related to the Special Meetings and the timing thereof and timing of the Special Meetings; and the benefits of the Transaction for Pengrowth and its stakeholders, including the potential for a Contingent value Payment. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Transaction is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions, the emergence of a superior proposal or the failure to obtain approval of Pengrowth's shareholders and holders of Secured Debt may result in the termination of the Arrangement Agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Transaction will be set forth in the information circular, which will be available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom. Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise, except as required by applicable securities laws.